Exhibit 99.(III)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                ------------------------------------------------

                                 PROXY STATEMENT
                             FOR XXV ANNUAL MEETING
                                 OF STOCKHOLDERS

                          TO BE HELD ON APRIL 16, 2002

                ------------------------------------------------


     This Proxy Statement is furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") in connection with the solicitation by the Board of Directors of the Corporation (the "Board") of proxies to be used at the 2002 Annual Meeting of Stockholders (the "Annual Meeting") to be held on April 16, 2002 at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), and at any adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any adjournments thereof.

     The Annual Meeting has been called for the following purposes:

     (1) to approve the Corporation's audited financial statements for the fiscal year ended December 31, 2001 (See Proposal 1);

     (2) to appoint KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002 (See Proposal 2);

     (3) to approve the proposed amendment of Article 12 of the Articles of Incorporation of the Corporation (Proposal 3);

     (4) if Proposal 3 is not approved in the manner contemplated herein, to elect four directors (one director to represent the holders of the Class A Shares of common stock of the Corporation (the "Class A Shares"), two directors to represent the holders of the Class B Shares of common stock of the Corporation (the "Class B Shares") and one director to represent the holders of the Class E Shares of common stock of the Corporation (the "Class E Shares")) to the Board, each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares (Proposal 4);

     (5) if Proposal 3 is approved in the manner contemplated herein, to elect five directors (two directors to represent the holders of the Class A Shares, two directors to represent the holders of the Class B Shares and one director to represent the holders of the Class E Shares) to the Board, each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. The effectiveness of the election of an additional director to represent the holders of the Class A Shares in the event Proposal 3 is approved, shall be subject to, and conditioned upon, the execution and registration of the instrument of amendment of Article 12 of the Articles of Incorporation with the Panama Public Registry. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares (Proposal 5); and

     (6) to transact such other business as may properly come before the Annual Meeting.

     The Board recommends that all stockholders vote FOR each of PROPOSAL 1, PROPOSAL 2 and PROPOSAL 3. With respect to PROPOSAL 4 and PROPOSAL 5, the Board recommends that (i) all holders of the Class A Shares vote FOR granting proxyholders the discretion to vote, in accordance with their best judgement, for any Class A directors as may be nominated at the Annual Meeting, (ii) all holders of the Class B Shares vote FOR granting proxyholders the discretion to vote, in accordance with their best judgement, for any Class B directors as may be nominated at the Annual Meeting, and (ii) all holders of the Class E Shares vote FOR Mario Covo as director to represent the holders of the Class E Shares.

     This Proxy Statement is being mailed to stockholders on or about March 14, 2002. If the enclosed proxy card is properly executed and returned to the Corporation in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Annual Meeting will not automatically revoke such stockholder's proxy. Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Corporation a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by filing written notice of revocation with the Secretary of the Corporation at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants his shares voted on any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Corporation's audited financial statements for the fiscal year ended December 31, 2001 (See Proposal 1); (2) FOR Proposal 2 to appoint KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002 (See Proposal 2); (3) FOR Proposal 3 to approve the amendment of Article 12 of the Articles of Incorporation of the Corporation, (4) FOR Proposal 4, if Proposal 3 is not approved in the manner contemplated herein, to elect Mario Covo as director to represent the holders of the Class E Shares and to elect any one director as may be nominated to represent the holders of the Class A Shares and any two directors as may be nominated to represent the holders of the Class B Shares (candidates for the directorships to be filled by the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively) (See Proposal 4); (5) FOR Proposal 5, if Proposal 3 is approved in the manner contemplated herein, to elect Mario Covo as director to represent the holders of the Class E Shares and to elect any two directors as may be nominated to represent the holders of the Class A Shares and for any two directors as may be nominated to represent the holders of the Class B Shares (candidates for the directorships to be filled by the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively) (See Proposal
5); the effectiveness of the election of an additional director to represent the holders of the Class A Shares in the event Proposal 3 is approved, shall be subject to, and conditioned upon, the execution and registration of the instrument of amendment of Article 12 of the Articles of Incorporation with the Panama Public Registry; and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

     For Proposal 3 to be approved, the amendments to Article 12 of the Articles of Incorporation must be authorized by: (i) the holders of at least one half (1/2) plus one of all the issued and outstanding shares of common stock present or represented, as the case may be, at the Annual Meeting; (ii) the holders of at least three fourths (3/4) of all the Class A Shares issued and outstanding; and (iii) the holders of at least one half (1/2) plus one of each of the Class B Shares and Class E Shares issued and outstanding, with votes of the holders of each such class of shares being counted separately for such purpose. The aforementioned voting requirements for approval of Proposal 3 are in accordance with Panamanian law and the terms of the current Articles of Incorporation.

     The cost of soliciting proxies will be borne by the Corporation. In addition to the solicitation of proxies by mail, the Corporation, through its directors, officers and regular employees, may solicit proxies in person or by telephone, fax or e-mail. The Corporation will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Corporation may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately US$7,500 plus out-of-pocket expenses.

     The shares of the Corporation that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A Shares, the Class B Shares and the Class E Shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Corporation, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Corporation's common stock will be counted separately as a class to elect the director(s) that represent such class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors. The close of business on March 7, 2002 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of February 28, 2002, there were an aggregate of 17,342,659.35 shares of all classes of the Corporation's common stock issued and outstanding. Set forth below are the number of shares of each class of the Corporation's common stock issued and outstanding as of February 28, 2002:

                                             Number of Shares
                   Classes of Shares of     outstanding as of
                       Common Stock         February 28, 2002
                       ------------         -----------------
                            A                    4,911,185.16
                            B                    4,080,147.19
                            E                    8,351,327.00
                                                -------------
                          TOTAL                 17,342,659.35

     To the knowledge of the directors and officers of the Corporation, the Corporation is not directly or indirectly owned or controlled by any person and no person is the registered owner of more than 7% of the total issued and outstanding shares of voting capital stock of the Corporation.

     The presence, in person or by proxy, of at least one half (1/2) of the total issued and outstanding shares of all classes of the Corporation's common stock, plus one additional share of the Corporation's common stock, is necessary to constitute a quorum at the Annual Meeting. The presence, in person or by proxy, of at least one half (1/2) of the issued and outstanding shares of each class of the Corporation's common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purposes of electing such directors. If a quorum is not present at the April 16, 2002 meeting to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), then a second meeting will be held at 3:00 p.m. (Panamanian time) on the same day, Tuesday, April 16, 2002, at the same location. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; for purposes of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

     A copy of the Corporation's Annual Report (which includes the audited financial statements of the Corporation for the fiscal year ended December 31,
2001) accompany this Proxy Statement.

                          APPROVAL OF THE CORPORATION'S
                          AUDITED FINANCIAL STATEMENTS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                  (PROPOSAL 1)

     The Corporation's audited financial statements for the fiscal year ended December 31, 2001, which accompany this Proxy Statement, were prepared by the Corporation in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and were audited by the Corporation's independent auditors, KPMG Peat Marwick, in accordance with U.S. GAAP. At the Annual Meeting, the stockholders will vote to approve the Corporation's annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Corporation's stockholders, appropriate executive officers of the Corporation will be available to respond to questions regarding the Corporation's financial results that may be posed by stockholders of the Corporation attending the Annual Meeting.


         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
       THE APPROVAL OF THE CORPORATION'S AUDITED FINANCIAL STATEMENTS FOR
                    THE FISCAL YEAR ENDED DECEMBER 31, 2001.

                       APPOINTMENT OF INDEPENDENT AUDITORS

                                  (PROPOSAL 2)

     The Board of Directors of the Corporation recommends that the stockholders appoint KPMG Peat Marwick as independent auditors for the Corporation for the fiscal year ending December 31, 2002. The Corporation has been advised by KPMG Peat Marwick that neither that firm nor any of its associates has any
relationship   with  the  Corporation  or  its   subsidiaries   other  than  the
relationship that typically exists between independent certified public accountants and their clients. If stockholders do not ratify the selection of KPMG Peat Marwick, another firm of independent public accountants will be selected as independent public accountants by the Board. KPMG Peat Marwick will have representatives present at the Annual Meeting who will have an opportunity to make a statement if they so desire and who will be available to respond to questions that may be posed by stockholders of the Corporation attending the Annual Meeting.


         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
       THE APPOINTMENT OF KPMG PEAT MARWICK AS INDEPENDENT AUDITORS OF THE
           CORPORATION FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002.

                             AMENDMENT OF ARTICLE 12
                                       OF
                THE ARTICLES OF INCORPORATION OF THE CORPORATION

                                  (PROPOSAL 3)

INTRODUCTION

     The Board of Directors of the Corporation hereby submits the following proposal to the Corporation's shareholders:

     o to approve and adopt the proposed amended and restated Article 12 of the Articles of Incorporation of the Corporation (the "Revised Article 12").

     Both the current Article 12 of the Articles of Incorporation of the Corporation (the "Current Article 12") and the Revised Article 12 were originally written in the Spanish language. For your reference, each of the Current Article 12 and the Revised Article 12 has been translated into the English language. Attached hereto as Annex A-1 is a clean copy of the Revised
Article 12 in English and also attached hereto as Annex A-2 is a blacklined copy of the Revised Article 12 in English marked to show each proposed change to the Current Article 12. In the event of any discrepancies between the meaning of the terms of the Revised Article 12 in English and the Revised Article 12 in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

     A copy of the current Articles of Incorporation and/or the amended Articles of Incorporation (including the Revised Article 12) in Spanish and English can be obtained by any stockholder without charge by sending a written request to
(i) BLADEX, Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, Attention: Carlos Yap, Vice President, Finance and Performance Management, Tel. No. (507) 210-8581, e-mail: cyap@blx.com, or (ii) BLADEX, New York Agency, 641 Lexington Ave., 32nd floor, New York, New York 10022, Attention: Pedro Toll, General Manager, New York Agency, Tel. No. (212) 840-5400, e-mail: nya@blx.com.

     The Board advises the stockholders to adopt the Revised Article 12 in its entirety.

Proposed Amendments to Article 12 of the Articles of Incorporation

     As described below, the purpose of the Revised Article 12 is to change the structure and composition of the Board. Stockholders are urged to carefully read the Revised Article 12 attached as Annex A-1 hereto and the following summary of proposed changes.

Election of Directors

     If the Revised Article 12 is approved by the stockholders of the Corporation in the manner contemplated herein and if the instrument of amendment of Article 12 of the Articles of Incorporation is executed and registered at the Panama Public Registry, one new vacancy will be created on the Board to be filled by a new director representing the holders of Class A Shares. Qualified candidates for such directorship will be nominated at the Annual Meeting by the holders of Class A Shares.

SUMMARY OF PROPOSED AMENDMENT TO
ARTICLE 12 OF THE ARTICLES OF INCORPORATION

     The proposed amendment to the Current Article 12 shall: (i) increase the total number of directors from nine (9) to ten (10); (ii) increase, within such total, the number of directors that may be elected by the holders of Class A Shares from two (2) to three (3); (iii) increase the minimum number of directors whose presence is required to validly hold a Board meeting, and the minimum number of votes required to approve a resolution of directors by written consent, from five (5) to six (6); and (iv) eliminate the existing transitory language concerning the election of directors.

     The main purpose of amending the Current Article 12 is to grant increased Board representation to holders of Class A Shares. The Corporation's Board and management believe that this is in the best interests of the Corporation and its shareholders because:

     o it increases the participation of those Latin American and Caribbean countries who are beneficial holders of Class A Shares on the Board of the Corporation, thereby aligning the Corporation's interests more closely with those of the countries in which the Corporation operates;

     o it improves the Corporation's relationship with, and access to, those countries who are beneficial holders of Class A Shares, thereby (i) allowing the Corporation to better protect its business in each of those countries, (ii) consolidating the Corporation's position as one of the leading creditors in trade finance in Latin America and the Caribbean, and (iii) providing increased business opportunities in each of those countries; and

     o it provides an incentive to the holders of Class A Shares to continue providing important funding sources to the Corporation.

As a result,  the  Corporation's  Board and  management  believe  that  amending
Article 12 of the Articles of Incorporation to grant increased Board representation to holders of Class A Shares will strengthen the Corporation's business franchise and provide added value to all of the Corporation's shareholders.


       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT OF ARTICLE 12 OF THE ARTICLES OF INCORPORATION OF THE CORPORATION.

                              ELECTION OF DIRECTORS

                                  (PROPOSAL 4)

     The Board currently consists of nine directors, in accordance with the Corporation's Articles of Incorporation. Members of the Board are elected at annual meetings of stockholders of the Corporation and each director serves a term of three years. The terms of office of the directors are staggered in order to provide for continuity on the Board. In the elections of members of the Board representing a class of shares of the Corporation's common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.

     If Proposal 3 is not approved in the manner contemplated herein at the Annual Meeting, the holders of the Class A Shares, Class B Shares and the Class E Shares will be asked to elect four directors (one director to represent the holders of the Class A Shares, two directors to represent the holders of the Class B Shares and one director to represent the holders of the Class E Shares) to the Board, each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares.

     Members of the Board believe that Mario Covo will stand for election and will serve if elected as a Class E director, for a term of three years or until his successor is elected and qualified. However, if Mr. Covo fails to stand for election or will be unable to accept election, the proxies will be voted for the election of such other person as the Board may recommend.

Director Nominated for Re-Election to Represent Class E Shares

     Mario Covo, the nominee for the Class E directorship, is a founding partner, Chairman and CEO of Finaccess International, Inc., an asset management company formed in 1999. Prior to that time, Mr. Covo worked at the following institutions: Columbus Advisors and Columbus Group from 1995 to 1999, where he was one of the founders; Merrill Lynch, as Managing Director heading the Latin America Capital Markets Group from 1989 to 1995; Bankers Trust Company, as Vice President in the Latin American Merchant Banking Group, focused on corporate finance and debt-for-equity swaps from 1985 to 1989; and Chase Econometrics, as an International Economist focusing primarily on Venezuela and Colombia from 1984 to 1985.


        THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
         CLASS E SHARES VOTE FOR THE ELECTION OF MARIO COVO AS A CLASS E
                          DIRECTOR OF THE CORPORATION.

                              ELECTION OF DIRECTORS

                                  (PROPOSAL 5)

     The Board currently consists of nine directors in accordance with the Corporation's Articles of Incorporation. Members of the Board are elected at annual meetings of stockholders of the Corporation and each director serves a term of three years. The terms of office of the directors are staggered in order to provide for continuity on the Board. In the elections of members of the Board representing a class of shares of the Corporation's common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.

     If Proposal 3 is approved in the manner contemplated herein at the Annual Meeting, the holders of the Class A Shares, Class B Shares and the Class E Shares will be asked to elect five directors (two directors to represent the holders of the Class A Shares, two directors to represent the holders of the Class B Shares and one director to represent the holders of the Class E Shares) to the Board, each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. The effectiveness of the election of an additional director to represent the holders of the Class A Shares in the event Proposal 3 is approved, shall be subject to, and conditioned upon, the execution and registration of the instrument of amendment of Article 12 of the Articles of Incorporation with the Panama Public Registry. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares.

     Members of the Board believe that Mario Covo will stand for election and will serve if elected as a Class E director, for a term of three years or until his successor is elected and qualified. However, if Mr. Covo fails to stand for election or will be unable to accept election, the proxies will be voted for the election of such other person as the Board may recommend.

Director Nominated for Re-Election to Represent Class E Shares

     Mario Covo, the nominee for the Class E directorship, is a founding partner, Chairman and CEO of Finaccess International, Inc., an asset management company formed in 1999. Prior to that time, Mr. Covo worked at the following institutions: Columbus Advisors and Columbus Group from 1995 to 1999, where he was one of the founders; Merrill Lynch, as Managing Director heading the Latin America Capital Markets Group from 1989 to 1995; Bankers Trust Company, as Vice President in the Latin American Merchant Banking Group, focused on corporate finance and debt-for-equity swaps from 1985 to 1989; and Chase Econometrics, as an International Economist focusing primarily on Venezuela and Colombia from 1984 to 1985.


       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
        CLASS E SHARES VOTE FOR THE ELECTION OF MARIO COVO AS A CLASS E
                          DIRECTOR OF THE CORPORATION.

                    INFORMATION AS TO DIRECTORS, DIGNATARIOS,
                     ADVISORY COUNCIL AND EXECUTIVE OFFICERS

Information as to Continuing Directors

     The following table sets forth certain information concerning the directors whose terms do not expire in 2002 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person's current position with the Corporation and other institutions, country of citizenship and the year that each director's term expires.

                                                                      Position Held
                                                       Country of       With the        Term
Name                                                   Citizenship     Corporation     Expires
----                                                   -----------     -----------     -------
CLASS A

Rubens Amaral.......................................     Brazil          Director        2004
Managing Director and General Manager,
Banco do Brasil - New York

CLASS E

Will C. Wood........................................     U.S.A.          Director        2003
Principal,
Kentwood Associates

Sebastiao Toledo Cunha..............................     Brazil          Director        2004
Former Vice President and General Manager,
Banque Sudameris,  Florida

ALL CLASSES

Jose Castaneda......................................     Peru            Director.       2003
Chief Executive Officer,
BLADEX

Gonzalo Menendez Duque..............................     Chile           Director.       2003
Director,
Banco de Chile

Information as to Dignatarios

     The following table sets forth the names and countries of citizenship of the Corporation's dignatarios, their current office or position with other institutions and their current office or position with the Corporation. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they are also directors of the Corporation).

                                                                          Position held by
                                                                             dignatario
                                                         Country of           with the
Name                                                    Citizenship          Corporation
----                                                    -----------          -----------
Sebastiao Toledo Cunha .............................       Brazil              Chairman
Former Vice President and General Manager,                                   of the Board
Banque Sudameris,  Florida

Fernando Cardoze ...................................       Panama              Secretary
Partner
Arias, Fabrega & Fabrega

Guillermo Guemez Garcia ............................       Mexico              Treasurer
Deputy Governor
Banco de Mexico

Jose Castaneda .....................................         Peru          Chief Executive
Chief Executive Officer                                                        Officer
BLADEX

Meetings of the Board of Directors and Committees

     The Board conducts its business through meetings of the Board and through activities of its Committees. During the fiscal year ended December 31, 2001, the Board held six meetings. All directors as a group attended approximately 98% of the total number of Board of Directors' meetings and committee meetings held on which such directors served during the fiscal year ended December 31, 2001.

     During the fiscal year ended December 31, 2001, certain directors and dignatarios served on the following four committees established by the Board:

                                      Number           Total number of
         Committee                  of members          meetings held
         ---------                  ----------          -------------
         Audit Committee                3                     3
         Credit Policy Committee        5                     6
         Technology Committee           3                     3
         Personnel Committee            4                     4

Audit Committee

     The members of the Audit Committee (created pursuant to the powers granted to the Board under the Corporation's Articles of Incorporation) are Sebastiao Toledo Cunha, Valentin Hernandez and Ernesto Bruggia (who serves as Chairman). The Audit Committee met three times in the fiscal year ended December 31, 2001. Included among the oversight functions of the Audit Committee are: (i) the recommendation of the Corporation's independent auditors for appointment by the stockholders of the Corporation; (ii) review of the Corporation's external audit plan and the results of the auditing engagement of the Corporation's independent auditors; (iii) review of the internal audit plan and the results of the Corporation's internal audits; and (iv) review of the adequacy of the Corporation's system of internal control.

     Based on reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements for the fiscal year ended December 31, 2001 be included in the Corporation's Annual Report.

     The aggregate amount of fees paid by the Corporation to its independent auditors for professional services rendered in connection with the audit of the Corporation for the fiscal year ended December 31, 2001 was approximately US$182,049.

Advisory Council

     The Advisory Council was created by the Board in April of 2000 pursuant to the powers granted to the Board under the Corporation's Articles of Incorporation. Each member of the Advisory Council receives US$5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Corporation during the fiscal year ended December 31, 2001 for services rendered by the Advisory Council during 2001 was approximately US$55,000. The duties of the Advisory Council consist primarily of providing advice to the Board with respect to the business of the Corporation in their areas of expertise. During the fiscal year ended December 31, 2001, the Advisory Council met twice.

     The following table sets forth the names of the members of the Advisory Council of the Corporation and certain other information.

                                                                                       Country of
Name                                         Position                                  Citizenship
----                                         --------                                  -----------
Daniel Ostropolsky....................       Director, International Area              Argentina
                                             Banco de la Nacion Argentina

Luis Pagani...........................       President                                 Argentina
                                             Arcor S. A. I. C.

Roberto Teixeira Da Costa.............       Vice Chairman of the Board                Brazil
                                             Banco Sul America

                                             President
Nicanor Restrepo Santamaria...........       Cia.  Suramericana  de Seguros,           Colombia
                                             S. A.

                                             General Manager, Finance
Carlos Martabit.......................       Division                                  Chile
                                             Banco del Estado de Chile

Eugenio Clariond......................       Chief Executive Officer                   Mexico
                                             Grupo Imsa, S. A. de C. V.

                                                                                       Country of
Name                                         Position                                  Citizenship
----                                         --------                                  -----------
Alberto Motta, Jr.....................        Vice President                            Panama
                                              Inversiones Bahia Ltd.

Alfredo Riviere.......................        President                                 Venezuela
                                              Sural, C. A.

Executive Officers

     The following table sets forth the names of the executive officers of the Corporation and certain other information.

                                                                                       Country of
Name                                         Position                                  Citizenship
----                                         --------                                  -----------
Jose Castaneda........................       Chief Executive Officer                   Peru


Miguel Moreno.........................       Senior Vice President - Controller        Colombia


Roberto Anguizola.....................       Senior Vice President,
                                             Credit and Marketing                      Panama

Christopher E. D. Hesketh.............       Senior Vice President,
                                             Treasury                                  Barbados

Haydee A. de Cano.....................       Senior Vice President,
                                             Administration                            Panama

Carlos Yap S..........................       Vice President,
                                             Finance and Performance Management        Panama

Miguel A. Kerbes......................       Vice President,
                                             Risk Management                           Uruguay

Joaquin Uribe.........................       Vice President,
                                             Processes, Technology and Operations      Colombia

     Jose Castaneda has been Chief Executive Officer of the Corporation since November 1989. Prior to that time, Mr. Castaneda was Manager of the New York Agency of Banco Rio de la Plata from July 1987 to September 1989. Prior to that time, Mr. Castaneda worked for Citibank, N.A. and Crocker Bank in various capacities from 1968 to 1987.

     Miguel  Moreno  has  been  Senior  Vice   President  -  Controller  of  the
Corporation since September 2001. Prior to that time, Mr. Moreno worked in various capacities for Price Waterhouse, Colombia,

Banco de Credito, Colombia, TM Ingenieria, ICDS, the University of Los Andes and the Ministry of Finance and Public Credit of Colombia.

     Roberto Anguizola has been Senior Vice President, Credit and Marketing, of the Corporation since January 2000. Prior to that time, Mr. Anguizola worked for Bank of America in various capacities for 27 years.

     Christopher E.D. Hesketh has been Senior Vice President, Treasury, of the Corporation since September 1989. Prior to that time, Mr. Hesketh worked in various capacities for Yamaichi International America, Inc. in New York from 1986 to 1989.

     Haydee A. de Cano has been Senior Vice President, Administration, of the Corporation since February 1992. Prior to that time, Ms. de Cano worked for the Corporation in various capacities beginning in 1979.

     Carlos Yap S. has been Vice President, Finance and Performance Management, of the Corporation since February 1993. Prior to that time, Mr. Yap worked for the Corporation in various capacities since 1980.

     Miguel Kerbes has been Vice President, Risk Management, of the Corporation since September 2000. Prior to that time, Mr. Kerbes worked in various capacities for Banco Santander - Chile, from 1995 to 2000. Prior that time, Mr. Kerbes worked for Banco Boston Chile in various capacities from 1993 to 1995.

     Joaquin Uribe has been Vice President, Processes, Technology and Operations of the Corporation since September 2001. Prior to that time, Mr. Uribe worked in various capacities for Citibank, Colombia from 1997 to 2001, UNISYS Corporation, Colombia and the Colombian School of Engineering.

Transactions with and Remuneration of Executive Officers and Directors

     The aggregate amount of compensation paid by the Corporation during the year ended December 31, 2001 to the executive officers identified above as a group for services in all capacities, including compensation paid pursuant to the Corporation's bonus plan, was approximately US$1,950,180.

     On April 28, 2000, the Board approved a compensation plan for non-employee directors (the "Compensation Plan") under which such non-employee directors are eligible to receive compensation both in the form of cash and in the form of stock options to purchase Class E Shares. With respect to the cash component of compensation, each non-employee director is eligible to receive an annual amount of up to US$20,000 for his services as a director and an additional amount of US$2,500 for each meeting of the Board attended. With respect to the stock option component of compensation, each non-employee director is eligible to receive options to purchase Class E Shares under a stock option plan authorized by the Board on April 28, 2000 (the "Board Plan"), as more fully described below. The Chairman of the Board is eligible to receive an additional fifty percent (50%) of the compensation that other directors are eligible to receive under the Compensation Plan with respect to the cash component and the stock option component of compensation.

     Pursuant to the Board Plan, each year the Board may grant options to each non-employee director to purchase Class E Shares of the Corporation. The aggregate number of shares that may be issued upon exercise of options under the Board Plan is 50,000 Class E Shares. If options are granted under the Board Plan in any calendar year, the Chairman of the Board will receive an option to purchase shares which have an aggregate value of US$15,000 on the date of grant and each other director will receive an option to purchase shares which have an aggregate value of US$10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a Class E Share on the date of grant. Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All directors must pay the exercise price in cash, except that the Board may determine, in its discretion, to allow payment of the exercise price in Class E Shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee's services as a director of the Corporation.

     The aggregate amount of compensation in cash paid by the Corporation during the year ended December 31, 2001 to the directors of the Corporation as a group for their services as directors was approximately US$377,500.00. As of February 28, 2002, stock options with respect to 2,584 Class E Shares had been granted by the Board under the Board Plan at a strike price of US$32.88 per Class E Share. All of these stock options were granted by the Board on February 6, 2001. As of the date hereof, none of the stock options granted by the Board under the Board Plan have been exercised.

     On October 13, 1995, the Board adopted a stock option plan (the "1995 Stock Option Plan") authorizing the Corporation to grant to eligible executive officers and employees stock options on up to 300,000 Class E Shares. The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E Shares on the date of the grant of the option.

     On October 1, 1999, the Board adopted a stock option plan (the "1999 Stock Option Plan") authorizing the Corporation to grant to eligible executive officers and employees stock options on up to 350,000 Class E Shares. The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E Shares on the date of the grant of the option. Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant. Options granted under the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

     The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of such plans. Each strike price listed below is equal to the fair market value of the Class E Shares on the dates on which the options related thereto were granted under the plans.

                                      Number of            Strike
          Date of Grant                shares              Price
          -------------                ------              -----
          October 13, 1995             90,000              $41.56
          January 31, 1997             70,000               51.19
          February 6, 1998             70,000               42.56
          February 4, 1999             70,000               23.03
          February 4, 2000             70,000               23.16
          February 6, 2001             70,000               32.88

     As of the date of this Proxy Statement, 62,766 Class E Shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

     In 1999, the Board approved the adoption of two employee stock programs. These programs were implemented in the year 2001 and have the following terms:

     (1) Deferred Equity Unit Plan (the "DEU Plan"): Employees who participate in the Corporation's stock purchase plan and make elections thereunder to receive up to 25% of their annual bonuses in Class E Shares of the Corporation (the "Bonus Shares") automatically participate in the DEU Plan. Under the DEU Plan, the Corporation grants to the employee one deferred equity unit for every two Bonus Shares purchased under the stock purchase plan. Each deferred equity unit represents the right to receive one Class E Share of the Corporation (or the economic equivalent thereof.) A participating employee will vest in the deferred equity units credited to him or her if the participant (i) remains employed by the Corporation through the applicable vesting period and (ii) allows the Bonus Shares to be held in the Corporation's custody (or under alternative arrangements) through the vesting period. The vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units. In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment. Payments in respect of deferred equity units are made after vesting. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the Class E Shares) if and after the underlying deferred equity units vest.

     (2) Deferred Compensation Plan (the "DC Plan"): The DC Plan has two separate features. Under the first component of the DC Plan, the Corporation may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee's compensation, divided by (y) the fair market value of a Class E Share of stock of the Corporation. Each deferred equity unit represents the right to receive a Class E Share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which includes past service with the Corporation). Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee's account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of Class E Shares) if and after the underlying deferred equity units vest. The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee's annual compensation.

     As of the date hereof, an aggregate number of 122 and 4,308 deferred equity units, representing the right to acquire the same number of Class E Shares or the economic equivalent thereof, have been granted to eligible employees of the Corporation under the DEU Plan and the DC Plan, respectively. As of the date hereof, no deferred equity units granted under the DEU Plan or the DC Plan have vested.

     Certain directors of the Corporation are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other financial institutions own shares of the Corporation's common stock and have entered into loan transactions with the Corporation in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.

                  STOCKHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

     Any proposals that a stockholder wishes to have included in the Corporation's proxy statement for the 2003 Annual Meeting of Stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Corporation at the executive offices of the Corporation at Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, no later than January 15, 2003. In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee.

                                  OTHER MATTERS

     If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.


                                           By Order of the Board of Directors


                                           /s/ Fernando Cardoze F.
                                           ------------------------------
                                           Fernando Cardoze F., Secretary

March 14, 2002

                                    Annex A-1

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

     The board of the directors shall consist of ten (10) members, as follows:

(a) three (3) directors shall be elected by the holders of the class A common shares;

(b) four (2) directors shall be elected by the holders of the class B common shares;

(c) three (3) directors shall be elected by the holders of the class E common shares;

(d) two (2) directors shall be elected by the holders of all of the common shares. The board of directors shall nominate candidates for these directorships. Such candidates shall include the Chief Executive Officer of the corporation.

Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again. Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares. For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders. This resolution of the board of directors shall be recorded in the Public Registry.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class B director, as the case may be, because such person holds an office at a particular governmental or banking institution, such person shall submit his or her resignation as a director of the corporation if such person ceases to have such a relation with the said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.

The holders of the class A, class B and class E shares shall vote separately as a class for the election of the directors of the corporation. The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

The holders of the class A, class B and class E shares may meet separately as a class, whenever deemed convenient, for the sole purpose of removing a director elected by such class. In addition, each class of shares of common stock may meet separately as a class in order to elect a new director to fill a vacancy in the directors elected by such class, for the remainder of the period of the director being replaced.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of  directors  shall be held at least once every three
(3) months in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer of the corporation by personal delivery or by fax, email, telex, courier or air mail. The presence of at least six (6) directors shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by at least six (6) directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors."

                                    Annex A-2

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

[Until the ordinary annual meeting of shareholders in the year 2001, the board of the directors shall consist of ten (10) members, as follows:

(a) two (2) directors shall be elected by the holders of the class A common shares;

(b) four (4) directors shall be elected by the holders of the class B common shares;

(c) two (2) directors shall be elected by the holders of the class E common shares; and

(d) two (2) directors shall be elected by the holders of all of the common shares. The board of directors shall nominate candidates for these directorships. Such candidates shall include the Chief Executive Officer of the corporation.

As from the ordinary annual meeting of shareholders in the year 2001, the] [DELETED TEXT]

The board of the directors shall consist of [nine (9)][DELETED TEXT] ten (10) members, as follows:

(a) [two (2)][DELETED TEXT] three (3) directors shall be elected by the holders of the class A common shares;

(b) two (2) directors shall be elected by the holders of the class B common shares;

(c) three (3) directors shall be elected by the holders of the class E common shares;

(d) two (2) directors shall be elected by the holders of all of the common shares. The board of directors shall nominate candidates for these directorships. Such candidates shall include the Chief Executive Officer of the corporation.

Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares be is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again. Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares. For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the


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

corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders. This resolution of the board of directors shall be recorded in the Public Registry.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class B director, as the case may be, because [it] [DELETED TEXT] such person holds an office at a particular governmental or banking institution, such person shall submit his or her resignation as a director of the corporation if such person ceases to have such a relation with the said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.

The holders of the class A, class B and class E shares shall vote separately as a class for the election of the directors of the corporation. The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

The holders of the class A, class B and class E shares may meet separately as a class, whenever deemed convenient, for the sole purpose of removing a director elected by such class. In addition, each class of shares of common stock may meet separately as a class in order to elect a new director to fill a vacancy in the directors elected by such class, for the remainder of the period of the director being replaced.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of  directors  shall be held at least once every three
(3) months in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer of the corporation by personal delivery or by fax, email, telex, courier or air mail. The presence of at least [five (5)] [DELETED TEXT] six (6) directors shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by at least [five (5)] [DELETED TEXT] six (6) directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors."


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